October 4, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (630) 218-4955

Ms. Brenda G. Gujral, President
Inland American Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL   60523

**RE: Inland American Real Estate Trust, Inc.
File No. 000-51609
Form 10-K for the year ended December 31, 2006**

Dear Ms. Gujral:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant